“A higher interest return, with maximum degree of safety can be earned [while] providing an effective medium to…create additional employment for the construction trades and meet America’s tremendous unmet housing needs.”

AFL-CIO President George Meany, 1964, Letter to AFL-CIO Executive Council, proposing creation of HIT’s predecessor fund

The AFL-CIO Housing Investment Trust (HIT) has been guided by this principle since its creation. As a core fixed-income investment fund, the HIT distinguishes itself through its focus on high credit quality multifamily mortgage-backed securities, while providing competitive risk-adjusted returns relative to its benchmark, the Bloomberg Barclays US Aggregate Bond Index (Barclays Aggregate).

As a leader in impact investing, the HIT also seeks to generate measurable social impacts. These impacts flow from the HIT’s high credit quality construction-related multifamily MBS. The HIT strives to:

•	Create union construction jobs – union labor is required for all on-site construction work

•	Create and preserve rental housing, particularly affordable and workforce housing

•	Measure the generation of broader economic benefits of these investments for communities.

Throughout its 35-year history, the HIT has demonstrated that it is possible to achieve competitive fixed-income returns for working people, while improving the nation’s housing stock, fostering community development, and creating good union jobs. This investment philosophy has stood the test of time.